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                              August 8, 2022

       Deric S. Eubanks
       Chief Financial Officer
       Braemar Hotels & Resorts Inc.
       14185 Dallas Parkway
       Suite 1200
       Dallas, TX 75254

                                                        Re: Braemar Hotels &
Resorts Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-35972

       Dear Mr. Eubanks:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 101

   1. Please revise your disclosure in future periodic reports to fully explain why the measure of
                                                        Adjusted AFFO available
to common stockholders, OP unitholders, Series B Cumulative
                                                        Convertible preferred
stockholders and convertible note holders on an "as converted basis" is useful to
investors. Specifically address why you believe a measure which includes the conversion
of your Convertible Senior Notes aids in an understanding of your operations. Also, while
we note that the conditions to convert the Series D cumulative preferred stock to
common stock have not been met as of period end, your revised disclosure should
clarify why adjustments have been made for Series B preferred stock but not other Series of
preferred stock.
 Deric S. Eubanks
Braemar Hotels & Resorts Inc.
August 8, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
with any questions.



FirstName LastNameDeric S. Eubanks                        Sincerely,
Comapany NameBraemar Hotels & Resorts Inc.
                                                          Division of
Corporation Finance
August 8, 2022 Page 2                                     Office of Real Estate
& Construction
FirstName LastName